Exhibit 21.1
JETBLUE AIRWAYS CORPORATION
LIST OF SUBSIDIARIES
As of December 31, 2025

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization
BlueBermuda Insurance, LTD	Bermuda
JetBlue Technology Ventures, LLC.	Delaware
Paisly, LLC	Delaware
JetBlue Cayman 1, Ltd.	Cayman Islands
JetBlue Cayman 2, Ltd.	Cayman Islands
JetBlue Loyalty, Ltd.	Cayman Islands
JetBlue Cayman 1, LP.	Cayman Islands
JetBlue Cayman 2, LP.	Cayman Islands
JetBlue Loyalty, LP.	Cayman Islands